July 7, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Coastal Bancshares Acquisition Corp.
Item 4.02 Forms 8-K and 8-K/A
Filed June 26, 2006 and June 28, 2006
File No. 000-51155

Ladies and Gentlemen:

In connection with the filing of Amendment No. 2 to Form 8-K/A (the “Amended Form 8-K/A”) of Coastal Bancshares Acquisition Corp., a Delaware corporation (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the Amended Form 8-K/A or desire further information or clarification in connection therewith, he or she should contact myself, at (713) 827-2104, or counsel for the Company, Monica A. Knake, at (214) 855-4119.

Very truly yours,

COASTAL BANCSHARES ACQUISITION CORP.

By:	/s/ Cary M. Grossman
Cary M. Grossman,
Chief Executive Officer